DIRECT DIAL (212) 735-2554 DIRECT FAX (917) 777-2554 EMAIL ADDRESS Sean.Doyle@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June [ ], 2013

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

RE:         D.E Master Blenders 1753 N.V. (“DEMB”)
Schedule TO-C filed June 6, 2013
Schedule TO-T filed June 6, 2013
Schedule TO-C filed May 10, 2013
Schedule TO-C filed April 16, 2013
Schedule TO-C filed April 12, 2013
Filed by JAB Forest B.V. et al
SEC File No. 5-86899

Dear Ms. Chalk:

On behalf of, and at the direction of, JAB Forest B.V. (“Forest”), Forest’s wholly owned subsidiary Acorn Holdings B.V. (“Acorn Holdings”), Acorn Holdings’ wholly owned subsidiary Acorn B.V. (“Acorn”) and Acorn’s wholly owned subsidiary Oak Leaf B.V. (the “Offeror” and, together with Forest, Acorn Holdings and Acorn, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated June 11, 2013 (the “Comment Letter”), relating to the Schedule TO-T (the “Schedule TO”) filed by the Filing Persons on June 6, 2013

(File No. 5-86899). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer Memorandum filed as Exhibit (a)(1)(A) thereto (the “Offer Memorandum”).

Where we note revisions that will be made to the Offer Memorandum below, we will also make any necessary conforming changes to the Dutch language translations contained in the Offer Memorandum.

Schedule TO-T

1.              You have included four entities as bidders on the Schedule TO-T: JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. According to a Schedule 13G filed on February 12, 2013, JAB Forest B.V is a wholly owned subsidiary of JAB Holdings II B.V., which is in turn a wholly owned subsidiary of Donata Holdings B.V. Donata Holdings B.V is a wholly owned subsidiary of Donata Holding SE. Donata Holdings SE shares an address in Vienna, Austria with Parentes Holding SE, which is the majority owner of Joh. A. Benckiser s.a.r.l. Donata Holding SE, Parentes SE and Joh. A. Benckiser s.a.r.l. are co-filers (along with JAB Forest B.V.) on the Schedulem 13G reporting ownership of 15.05% of the ordinary shares of D.E Master Blenders (“DEMB”). In your response letter, tell us why all of the filers on the February 12, 2013 Schedule 13G have not been included as bidders on the Schedule TO-T. Your response should address the factors listed in “Identifying the Bidder in a Tender Offer” in Section II.D.2 Mergers & Acquisitions — Current Issues in the Current Issues and Rulemaking Projects (November 14, 2000) (available on our web site at www.sec.gov). To the extent that you add additional filing persons as bidders in response to this comment, please note that all of the information required by Schedule TO must be included as to each new filing person.

The Filing Persons have considered whether Parentes Holding SE, Joh. A. Benckiser s.à r.l., Donata Holding SE, Donata Holdings B.V. and JAB Holdings II B.V. should be identified as co-bidders in the Offer and have concluded, for the reasons set forth below, that none of Parentes Holding SE, Joh. A. Benckiser s.à r.l., Donata Holding SE, Donata Holdings B.V. nor JAB Holdings II B.V. should be so identified.

In reaching this conclusion, we noted that Rule 14d-1(g)(2) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”). Factors highlighted in such Outline include:

•                  Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•                  Is the person acting together with the named bidder?

•                  To what extent did or does the person control the terms of the offer?

•                  Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•                  Does the person control the named bidder, directly or indirectly?

•                  Did the person form the nominal bidder, or cause it to be formed?

•                  Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

We note that Forest is an established entity with substantive operations and assets apart from those related to the Offer. These operations and assets include JAB’s coffee ownership interests, which include majority ownership of Peet’s Coffee & Tea, Inc. and Caribou Coffee Company, Inc., and beneficial ownership of 15.05% of DEMB. The Outline notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”

Forest, represented by Messrs. Peter Harf, Bart Becht and Olivier Goudet, was responsible for initiating, structuring and negotiating the Offer with DEMB, and controlling the terms of the Offer. Forest formed Acorn Holdings, Acorn and the Offeror, the additional bidders in the Offer.

Parentes Holding SE, Joh. A. Benckiser s.à r.l., Donata Holding SE, Donata Holdings B.V. nor JAB Holdings II B.V. may be deemed to control Forest and entities owned by Forest and beneficially own securities purchased by the Offeror. Furthermore, none of Parentes Holding SE, Joh. A. Benckiser s.à r.l., Donata Holding SE, Donata Holdings B.V. nor JAB Holdings II B.V. played a significant role in initiating structuring or negotiating the Offer, controlled the terms of the Offer, has committed to provide financing for the Offer, played a primary role in obtaining financing for the Offer, or formed the Offeror, Acorn or Acorn Holdings.

2.              See our last comment above. Named bidders and their affiliates own 15.05% of DEMB’s ordinary shares. Please tell us why you have not filed a Schedule 13E-3 with respect to this offer. Your response should describe any relationships between DEMB and the named bidders and their affiliates either through board representation, business relationship or otherwise, including any past relationships if these exist. We may have additional comments after reviewing your response.

Except as described in Section 6.1.1 of the Offer Memorandum, there have been no relationships of any kind between DEMB, on the one hand, and the named bidders and their affiliates, on the other hand, whether through board representation, business relationship or otherwise. In particular, none of the named bidders nor their affiliates directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, DEMB. Accordingly, none of the named bidders nor their affiliates is an “affiliate” of DEMB within the meaning of Rule 13e-3(a)(1) of the Exchange Act, nor could any of them be deemed to be the issuer. Therefore, the Offer described in the Offer Memorandum does not involve any of the transactions described in paragraph (a)(3)(i) of Rule 13e-3 of the Exchange Act. We respectfully submit that the Offer described in the Offer Memorandum is not a Rule 13e-3 transaction within the meaning of Rule 13e-3(a)(3) of the Exchange Act, and therefore that no person is required by Rule 13e-3(d) of the Exchange Act or otherwise to file a Schedule 13E-3 in respect of such Offer.

Exhibit (a)(1)(A) Offering Memorandum

Questions and Answers about the Offer

3.              Consider including a section here briefly describing the difference between the Acceptance Period and the Post-Closing Acceptance Period, as those terms as used in your offer materials. Since these terms are not generally used in U.S. offer documents, you might note that they are generally synonymous with an initial and subsequent offering period in a U.S. offer. This section should note that if the offer is declared wholly unconditional, there will be a subsequent offering period of at least five business days, such period will commence within three business days of the end of the initial offering period, and shares tendered during the subsequent offering period will be paid for on a rolling basis. In addition, the summary disclosure should note the lack of withdrawal rights during the subsequent offering period. We note the disclosure in Section 5.8 of the Offering Memorandum, but believe it would be helpful to clarify at the forepart of the document, particularly since U.S. shareholders may be unfamiliar with these defined terms used in the offer materials.

In response to the Staff’s comment, we will amend the Offer Memorandum to add a question and answer to the QUESTIONS AND ANSWERS ABOUT THE OFFER section to read in its entirety as follows:

“WHAT IS THE DIFFERENCE BETWEEN THE ACCEPTANCE PERIOD AND THE POST-CLOSING ACCEPTANCE PERIOD?

•                  The Acceptance Period is the period during which Shareholders can tender their Shares to the Offeror, which begins at 09:00 hours CET (03:00 hours EST) on June [ ], 2013 and ends at the date and time on which the Offer expires, which will be 17:40 hours CET (11:40 hours EST) on August [ ], 2013, unless extended in accordance with section 15(2) of the Decree and the Offer Memorandum. U.S. Shareholders may know of the Acceptance Period by the name “initial offering period.” In the event that the Offeror declares the Offer unconditional, within three Dutch Business Days, the Offeror may announce a Post-Closing Acceptance Period of at least five Business Days to enable Shareholders who did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions as the Offer. U.S. Shareholders may know of the Post-Closing Acceptance Period by the name “subsequent offering period.” We will promptly, and in any event within three Dutch Business Days, purchase and pay for any shares tendered during the Post-Closing Acceptance Period at the same price paid under the Offer. During the Post-Closing Acceptance Period, no withdrawal rights will apply to Shares tendered.”

What will happen if the acceptance level on the acceptance closing date is less than 95% of all shares? Page 9

4.              The disclosure about what will happen if the offeror does not achieve the 95% acceptance level is unclear. For example, the reference to declaring the offer unconditional in the second bullet point is confusing because you seem to be referencing a situation where the offer is unconditional except for the acceptance condition. The disclosure should be revised to be more specific about what the offeror will do below the 95% acceptance level in order to be able to pursue the post-closing merger and liquidation. Will the offer be extended for example? Or is the intent to close the offer immediately and purchase additional shares outside the offer?

In response to the Staff’s comment, we will amend the Offer Memorandum to revise the disclosure under this question on page 9 of the Offer Memorandum to read in its entirety as follows:

“Acceptance Closing Date on which all Offer Conditions are satisfied

•                  If, on the Acceptance Closing Date, the Offer Conditions have all been satisfied or waived, the Offeror will declare the Offer unconditional.

Initial Acceptance Closing Date on which at least one Offer Condition is not satisfied

•                  If, on the Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 95%, but at least 80%, of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived and (iii) the conditions for the waiver of the 95% Acceptance Level set out in Section 6.2.2 have been fulfilled, the Offeror will declare the Offer unconditional.

•                  If any of the foregoing criteria set out in (i), (ii) or (iii) in the immediately preceding paragraph has not been fulfilled on the Initial Acceptance Closing Date, the Offeror may, subject to the terms of the Merger Protocol, (x) declare the Offer unconditional, (y) extend the initial Acceptance Period or (z) terminate the Offer, provided that if the Offer is not declared unconditional, the Merger Resolution was not an agenda item at the EGM and the Merger EGM has not been held, the Offeror must extend the Acceptance Period for one period until such time as the Offeror and DEMB reasonably believe is necessary for the Merger EGM to be held prior to the end of the extended Acceptance Period.

•                  If, on the Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 80% of all Shares on a fully diluted basis and (ii) the other Offer Conditions have been fulfilled or waived, the Offeror may, subject to the terms of the Merger Protocol:

•                  declare the Offer unconditional;

•                  extend the initial Acceptance Period; or

•                  terminate the Offer.

Other Acceptance Closing Date on which at least one Offer Condition is not satisfied

•                  If, on any Acceptance Closing Date other than an Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 95%, but at least 80%, of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived and (iii) the conditions for the waiver of the 95% Acceptance Level set out in Section 6.2.2 have been fulfilled, the Offeror will declare the Offer unconditional.

•                  If any of the foregoing criteria set out in (i), (ii) or (iii) in the immediately preceding paragraph has not been fulfilled on any Acceptance Closing Date other than an Initial Acceptance Closing Date, the Offeror may, subject to the terms of the Merger Protocol, (y) declare the Offer unconditional or (z) terminate the Offer.

•                  If, on any Acceptance Closing Date other than an Initial Acceptance Closing Date, (i) the Acceptance Level represents less than 80% of all Shares on a fully diluted basis and (ii) the other Offer Conditions have been fulfilled or waived, the Offeror may, subject to the terms of the Merger Protocol:

•                  declare the Offer unconditional; or

•                  terminate the Offer.

The Acceptance Closing Date

•                  If the Offer is declared unconditional, whether by means of satisfaction of waiver of each of the conditions, the Offeror reserves the right to use any permitted method to acquire the remaining Shares, including by means of the Post-Closing Merger and Liquidation. Reference is made to Section 6.9.4 (Description of the Post-Closing Merger and Liquidation).

If, on any Acceptance Closing Date, (i) the Acceptance Level represents less than 95% of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived, but (iii) the conditions to the waiver of the 95% Acceptance Level set out in Section 6.2.2 have not been fulfilled, the Offeror’s right to declare the Offer unconditional would be subject to the waiver of the condition included in the SFA that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis.”

Under what circumstances can or must you extend your offer? Page 11

5.              Refer to the third bullet point in this section. Clarify that not every kind of change in the terms of the offer would require ten U.S. business days to remain in the Acceptance Period before the offer could close.

In response to the Staff’s comment, we will revise the third bullet under this question on page 11 of the Offer Memorandum to read in its entirety as follows:

•                  “U.S. tender offer regulations require that the Offeror extend the Acceptance Period if the Offeror intends to make certain material changes to the Offer within ten U.S. Business Days of the Initial Acceptance Closing Date, so that the Offer will expire no less than ten U.S. Business Days after the publication of such a material change.”

What is the post-closing legal merger and liquidation? Page 14

6.              If the offeror receives less than 95% of the ordinary shares in the offer, we understand that it will waive the minimum acceptance condition in the offer so long as it receives at least 80% of the

DEMB ordinary shares. Explain here whether the post-closing merger and liquidation would or could occur at the 80% level. Also, here or where appropriate, discuss what would happen if the offer is consummated but there is no post-closing merger or liquidation.

In response to the Staff’s comment, we will amend the Offer Memorandum to add a question and answer to the QUESTIONS AND ANSWERS ABOUT THE OFFER section to read in its entirety as follows:

“UNDER WHAT CIRCUMSTANCE MAY YOU COMPLETE A POST-CLOSING LEGAL MERGER AND LIQUIDATION?

•                  “If the Offer is declared unconditional, the Offeror reserves the right to use any permitted method to acquire 100% of the Shares, including by means of a Post-Closing Merger and Liquidation.

•                  The Offeror and DEMB have agreed that the Offeror will waive the Offer Condition that the Acceptance Level represents at least 95% of all Shares on a fully diluted basis, if (i) the EGM has voted in favor of the Legal Merger and such resolution is in full force and effect, (ii) there is a minimum Acceptance Level of at least 80% of all Shares on a fully diluted basis at the end of the Acceptance Period, (iii) the Offeror has obtained a waiver under the SFA in accordance with the provisions of the SFA to waive the 95% acceptance condition without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver) and (iv) nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of DEMB to Oak Sub), in which case the Offeror currently expects, but is not obligated, to resolve to continue to pursue the Post-Closing Merger and Liquidation.

•                  If the Offeror is not obligated to waive the 95% minimum acceptance condition as described above, the Offeror nevertheless reserves the right, subject to the terms of the Merger Protocol, to waive such condition and declare the Offer unconditional. Any waiver of the conditions to the Offer, including the 95% minimum acceptance condition, is subject to the receipt of the required waiver of the Offeror’s lenders under the SFA.

•                  The Offeror is not obligated to implement the Post-Closing Merger and Liquidation, or any other means to acquire 100% of the Shares if it waives the 95% minimum acceptance condition. It is possible, therefore, that if the Offeror were to waive such condition and not take action to acquire 100% of the Shares, holders of Shares that do not accept the Offer could own a minority interest in DEMB for an indefinite period of time following consummation of the Offer.

If, on any Acceptance Closing Date, (i) the Acceptance Level represents less than 95% of all Shares on a fully diluted basis, (ii) the other Offer Conditions have been fulfilled or waived, but (iii) the conditions to the waiver of the 95% Acceptance Level set out in Section 6.2.2 have not been fulfilled, the Offeror’s right to declare the Offer unconditional would be subject to the waiver of the condition included in the SFA that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis.

Reference is made to Section 6.9.4 (Post-Closing Merger and Liquidation).”

Do I have appraisal rights under the offer with respect to my shares? Page 14

7.              Provide an approximate time frame for the takeover sell-out procedures which may be initiated through a court process in the event the offeror and its affiliates acquire at least 95% of DEMB’s shares. In addition, briefly describe how the Dutch court would decide the price per share to be paid in such a proceeding, which you note could be higher or lower than the offer price.

The takeover sell-out procedure has not yet been used in the Netherlands. As a result, it is difficult to give a meaningful assessment of an approximate time frame. However, we note that the Offeror has committed itself to pursue a statutory buy-out of the remaining shareholders, if the Offeror and its affiliates acquire at least 95% of DEMB’s shares immediately after the end of the Post-Closing Acceptance Period. Moreover, the consideration a Shareholder could receive in a takeover sell-out procedure would be determined in the same manner as during a statutory buy-out procedure. Therefore, the likelihood that a takeover sell-out procedure will be used by a Shareholder is remote.

Part I. Offer Memorandum — Restrictions — General Page 18

8.              Refer to the disclosure in the second full paragraph of this section stating that “Shares will not be accepted for purchase from, or on behalf of, any Shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction or would require any registration, approval or filing with any regulatory authority…” Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). While you are not required to distribute offer materials into all jurisdictions, the all-holders provision in Rule 14d-10 generally does not permit you to reject tenders from security holders based in particular jurisdictions. In your response letter, tell us how the offer memorandum will be distributed under Dutch law.

At the outset, it should be noted that the Filing Persons inserted the language quoted above out of an abundance of caution. At this time the Filing Persons are not aware of any jurisdiction that prohibits the making of the Offer, the acceptance thereof or the consummation of any of the transactions contemplated by the Offer Memorandum.

The Filing Persons also note that they intended to limit the Offer solely in reliance on Rule 14d-10(b)(2) of the Exchange Act. In response to the Staff’s comment, we will amend the Offer Memorandum to revise the second full paragraph under the Section 2.1 in its entirety as follows:

“The distribution of this Offer Memorandum and the making of the Offer in jurisdictions other than the Netherlands and the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.”

Typically, a Dutch public offer is made, among other means, by making the approved offer memorandum publicly available by way of publication on the offeror’s or the target’s website. If the offer memorandum is made publicly available in a manner other than by means of a printed document, the offeror must provide a printed copy of the offer memorandum, upon request and free of charge. Pursuant to the Dutch bidding rules, the publication of the offer memorandum should also be publicly announced.

Presentation of financial and other information Page 19

9.              Where you discuss the offeror’s and DEMB’s obligation to make a public announcement should the information presented in the offer materials change, revise to discuss the obligation to amend the offer materials under U.S. law as well.

In response to the Staff’s comment, we will amend the Offer Memorandum to revise the final sentence of the second full paragraph under Section 3.3 in its entirety as follows:

“The foregoing does not affect the obligation of (i) both the Offeror and DEMB, each insofar as it concerns them, to make a public announcement pursuant to section 4(3) of the Decree or section 5:25i of the Wft or (ii) the Offeror to amend this Offer Memorandum pursuant to Rule 14d-(6)(c) of the Exchange Act, in each case, if applicable.”

Governing law and jurisdiction Page 20

10.       The choice of forum and choice of law provisions in this section appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

In response to the Staff’s comment, we will amend the Offer Memorandum to revise Section 3.4 to read in its entirety as follows:

“This Offer Memorandum and the Offer are, and any tender, purchase or transfer of Shares will be, governed by and construed in accordance with the laws of the Netherlands, without prejudice to any applicable provisions of prevailing mandatorily applicable law, including the U.S. federal securities laws.

The Court of First Instance (Rechtbank) in Amsterdam, the Netherlands, shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Offer Memorandum, the Offer or any tender, purchase or transfer of Shares, without prejudice to the rights of appeal (hoger beroep) and cassation (cassatie) or to the jurisdiction of any other competent court pursuant to applicable prevailing mandatorily applicable law, including the U.S. federal securities laws.”

Regulatory Matters — SEC Relief Page 22

11.       Clarify that the relief provided under Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder allows withdrawal rights to terminate only during the period that tendered shares are being counted to determine whether the minimum acceptance condition has been met, which is a three Dutch trading day period after the initial offering period.

In response to the Staff’s comment, we will amend the Offer Memorandum to revise the final sentence of the second paragraph under Section 3.10 in its entirety as follows:

“The SEC has granted the Offeror relief to permit it to terminate withdrawal rights in the Offer during the period, which will in no event last longer than three Dutch trading days, between the Acceptance Closing Date and the Unconditional Date and withdrawal rights will be reinstated thereafter if the Shares tendered during the Acceptance Period are not accepted for purchase.”

Distributions Page 34

12.       Note that if the offer price is reduced by the amount of any dividend or other distribution on the DEMB ordinary shares made while the offer is pending, the offeror may be required to extend the offer in order to satisfy the requirements of Rule 14e-1(b) and distribute amended offer materials notifying shareholders of this development. Please confirm your understanding in your response letter and revise the offer materials accordingly.

The Offeror has authorized us to confirm on its behalf the understanding that it may be required to extend the Offer in order to satisfy the requirements of Rule 14e-1(b). However, as described in the Offer Memorandum, the Offeror intends that any such extension would be announced by means of a press release, rather than a mailing of amended offer materials, consistent with Dutch law and Dutch market practice. In light of the extensive and prominent disclosure of the possibility of this adjustment in the Offer Memorandum, we respectfully submit that the mailing of additional offer materials, rather than the filing of a press release issued in a costomary manner, would not be necessary to ensure that shareholders remain appropriately informed. Accordingly, in response to the Staff’s comment, we will amend the Offer Memorandum to add the following language to Section 5.1.3, as well as to Section 5.7, Section 6.7.3 and under the question “UNDER WHAT CIRCUMSTANCES CAN OR MUST YOU EXTEND YOUR OFFER” in the QUESTIONS AND ANSWERS ABOUT THE OFFER section:

“In the event that the Offer Price is adjusted due to the declaration of any Distributions, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.”

Undertakings, representations and warranties by tendering Shareholders Page 35

13.       Refer to subparagraph 5.3(c) in this section. Because a tendering shareholder is unlikely to be aware of the rules or requirements relating to the tender of shares imposed by the jurisdiction of his or her residence, and is likewise not in control of and unlikely to be aware of what actions the offeror has undertaken to comply with any such applicable laws, advise how tendering shareholders could make the required representation and warranty in tendering his or her shares. We may have further comments.

The Offeror notes the Staff’s comment. The representation in Section 5.3(c) of the Offer Memorandum relates to compliance by the tendering Shareholder with the restrictions set forth in Section 2 of the Offer Memorandum and compliance with legal restrictions imposed upon the tendering Shareholder by virtue of the location or place of residency of the Shareholder. While the Offeror is not currently aware of any jurisdictions other than the Netherlands and the United States where any actions would need to be taken to permit Shareholders to tender their Shares, the Offeror has not conducted a comprehensive inquiry in all jurisdictions where Shareholders who may participate in the Offer may reside or be located. In Section 2 of the Offer Memorandum, Shareholders are encouraged to consult with their professional advisor if they have any doubt as to whether they are permitted to participate in the Offer. The Offeror believes that Shareholders should be better positioned to determine their eligibility to participate in the Offer and that the inclusion of the representation will encourage vigilant compliance with applicable law.

14.       Refer to subparagraph 5.3(d) in this section and our comment above. Please revise to clarify that tendering shareholders are not waiving their rights under the U.S. federal securities laws by tendering into the offer.

In response to the Staff’s comment, we will amend the Offer Memorandum to revise subparagraph (d) of Section 5.3 to read in its entirety as follows:

“such Shareholder acknowledges and agrees that having tendered its Shares, such Shareholder shall, as from the Settlement Date, be deemed to have waived any and all rights or entitlements that such Shareholder may have in its capacity as Shareholder or otherwise in connection with its shareholding in DEMB vis-à-vis any member of the DEMB Group and any member of the Board, except to the extent of the rights such Shareholder is entitled to under the U.S. federal securities laws by having tendered its Shares in the Offer.”

Explanation and Background of the offer Page 40

15.       See comment 2 above. Refer to the third paragraph in this section. We note that representatives of JAB attended a shareholder’s presentation on November 15, 2012 after JAB and its affiliates had acquired 15.05% of the DEMB ordinary shares. In your response letter, tell us whether any other shareholders (besides JAB representatives and affiliates) attended this meeting. In addition, we note your disclosure that the presentation by DEMB was “based on publicly available information conducted by members of DEMB’s senior management.” Tell us whether there was any non-public information presented or provided in response to questions by attendees and whether attendees at the presentation had the ability to ask questions of senior DEMB management.

At the presentation attended by representatives of JAB on November 15, 2012, members of DEMB’s senior management presented DEMB’s standard investor presentation, to representatives of JAB, and no other DEMB shareholders were present. In advance of this presentation, representatives of JAB asked DEMB not to share material non-public information.

The representatives of JAB present did have an opportunity to ask questions, however all questions and answers were clarifying in nature and none conveyed any material non-public information.

Substantiation of the Offer Page 50

16.       We note that in determining the offer price, the offeror considered “possible long-term developments in profitability, cash flows and balance sheet.” In addition, we note the reference to forecasts for DEMB in footnotes 3 and 4 on page 50 and the discounted cash flow analysis described in the first bullet point on page 51. If forecasts or non-public projections were provided or confirmed by DEMB, this information must be disclosed in the offer materials. Any forecasts or projections provided should include an explanation of the underlying assumptions and limitations. Please revise or advise.

The forecasts referred to in footnote 3 and 4 reflected consensus analyst estimates. These forecasts are not non-public information and were neither provided nor confirmed by DEMB management. We note that the Position Statement, which is filed as an exhibit to the Schedule 14D-9 filed by DEMB, contains, at Section 4.2, DEMB’s management projections, including the underlying assumptions. The Position Statement will be included in mailings of the Offer Memorandum to Shareholders and will be available to Shareholders together with the Offer Memorandum.

Post-Closing Merger and Liquidation Page 53

17.       Your disclosure in this section states that if the offeror receives less than 95% of the DEMB shares in the offer, it “may resolve to continue to pursue the Post-Closing Merger and Liquidation.” Since you are not stating definitively that you will conduct a second-step merger after the offer, tell us whether you will comply with Rule 13e-3 for a second-step transaction at levels less than 95%. See C&DI 111.01 in Section 105 of “Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3” available on our Web site at www.sec.gov.

We note that Rule 13e-3(g)(1) of the Exchange Act provides an exemption from Rule 13e-3 of the Exchange Act that would apply to any execution by or on behalf of the Offeror of the Post-Closing Merger and Liquidation within one year of the date of termination of the Offer. The Offeror has authorized us to confirm that any second-step transaction it may engage in with respect to DEMB following the consummation of the Offer, including if the Acceptance Level represents less than 95% of all Shares on a fully diluted basis, will either be exempt from, or comply with, Rule 13e-3 of the Exchange Act.

18.       See our comment above. Provide further guidance on the circumstances under which you would pursue a post-closing merger at an acceptance level below 95%. Please be as specific as possible.

In response to the Staff’s comment, we will amend the Offer Memorandum to revise the first paragraph of Section 6.9.4(A) to read in its entirety as follows:

“If (i) the Offer is declared unconditional, (ii) the Merger Resolution is adopted and in full force and effect and (iii) the Acceptance Level immediately after the Post-Closing

Acceptance Period is less than 95% of all Shares on a fully diluted basis, the Offeror may, and currently intends to, pursue the Post-Closing Merger and Liquidation.”

Post-Closing Restructuring Measures Page 57

19.       State that U.S. shareholders will be eligible to participate in any post-closing restructuring measures to the same extent as all other remaining minority shareholders of DEMB.

In response to the Staff’s comment, we will amend the Offer Memorandum to revise Section 6.9.5 to add the following to the end thereof:

“U.S. Shareholders will be treated the same as all other remaining minority shareholders of DEMB in the event of the implementation of any Post-Closing Restructuring Measure(s). We note, however, that the tax consequences of such Post-Closing Restructuring Measure(s) to U.S. Shareholders may or may not be different than those applicable to other Shareholders. In addition, no Shareholder will be able to elect to receive a USD equivalent of any payment made in connection with such Post-Closing Restructuring Measure(s). See Section 10.2.2(B).”

Financing of the Offer Page 59

20.       Please file any “commitment letters” or other agreements related to the financing of this offer, to the extent not already provided.

In respect of debt commitment letters and other agreements related to the debt financing of the Offer, we respectfully note that all related documents were filed as Exhibits (b)(1) and (b)(2) to the Schedule TO. As described in Section 6.11.1 of the Offer Memorandum, the SFA filed as Exhibit (b)(1) to the Schedule TO obligates the banks to fund on a certain funds basis. Accordingly, there are no debt commitment letters.

In respect of equity commitment letters and other agreements related to the equity financing of the Offer, we respectfully submit that there is no requirement to file any such documents under Item 12 of Schedule TO, or in particular by Item 1016(b) of Regulation M-A. Moreover, all conditions of all agreements related to the equity financing of the Offer have been described in Section 6.11.2 of the Offer Memorandum. No other terms of such arrangements, other than those already disclosed in the Offer Memorandum, are material to the Shareholders.

Information Regarding the Offeror Page 74

21.       Please provide the information required by General Instruction C to Schedule TO for all of the named bidders. We refer to the disclosure included in the Schedule 13G filed on February 12, 2013 with respect to the ownership of the offeror in DEMB.

In response to the Staff’s comment, we will amend the Offer Memorandum to amend and restate Sections 8.2.1 and 8.2.2 in their entirety, as set forth on Annex A hereto. Additionally, we will add the defined terms set forth on Annex A hereto to Section 4.1. Finally, in response to the Staff’s comment, the definition of “Controlling Persons” under Section 4.1 will be amended and restated in its entirety as follows:

“Acorn, Acorn Holdings, Forest, JAB Holdings, Donata BV, Donata SE, JAB Lux and Parentes”

Shareholders of the Offeror following Settlement Page 78

22.       Provide the percentages in Acorn each investor will hold after the offer.

In response to the Staff’s comment the Offer Memorandum will be revised to include the following as a new paragraph in Section 8.3:

“Immediately following the Settlement Date, it is anticipated that each of Forest, BDT Oak Acquisition Vehicle, L.P., Colufa S.A, and Aguila Ltd., and/or their respective affiliates, will beneficially own approximately 65%, 17%, 12% and 6%, respectively, of the fully-diluted common equity of Acorn Holdings.”

23.       In your response letter, analyze whether the investors should be included as bidders. In this regard, analyze whether and to what extent they will own the shares acquired by the offeror in this offer. In addition, describe any role of the investors in structuring or initiating the offer and whether they commonly provide financing in the regular course of their business.

The Offeror notes the Staff’s comment and advises the Staff that it does not believe that any of the Investors, other than Forest, should be included as bidders. In reaching this conclusion, we noted that Rule 14d-1(g)(2) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in the Outline. Factors highlighted in such Outline are set forth in the response to Comment #1 above.

The Investors (other than Forest) do not hold any interest in Acorn Holdings B.V., which is named as a bidder.  Following the Settlement Date, it is anticipated that each of the Investors (other than Forest) will acquire a minority, non-controlling interest in Acorn Holdings B.V.  The sole shareholder of Acorn Holdings B.V. is Forest, which is also named as a bidder.  Following the Settlement Date, Forest will control Acorn Holdings B.V., and no Investor (other than Forest), directly or indirectly, alone or collectively with the other Investors (other than Forest) will have the power to control Acorn Holdings B.V.  Forest was solely responsible for the formation of Acorn Holdings B.V., which occurred on March 28, 2013.

As described in Section 6.1.1 of the Offer Memorandum, Forest and JAB initiated the acquisition process for DEMB, without involvement of any Investor (other than Forest).  Specifically, between June 2012 and October 2012, Forest and its affiliates acquired a 15.05% interest in DEMB through open market purchases.  Subsequently, on November 15, 2012, representatives of JAB attended a shareholders’ presentation on DEMB.  Finally, in January 2013, JAB determined to explore a transaction.  None of these initiating steps or determinations were made with the involvement of any of the Investors (other than Forest).

Since that time, Forest, represented by Messrs. Peter Harf, Bart Becht and Olivier Goudet, was responsible for initiating, structuring and negotiating the Offer with DEMB, and has exclusively controlled the terms of the Offer at all times.

As described in Section 6.1.1 of the Offer Memorandum, discussions with the Investors have related to the terms and availability of potential equity financing for the transaction, and the conduct of due diligence in connection with a potential investment.  Investment decisions, including satisfactory due diligence, have been made independently by each of the Investors, without acting together with each other or any named bidder.

BDT & Company, LLC, a registered broker/dealer associated with BDT Oak Acquisition Vehicle, L.P. (the “Financial Advisor”), was retained on March 23, 2013 as one of six non-exclusive financial advisors to the Offeror and Forest in connection with the Offer.  The Financial Advisor provided certain financial advice and assistance in connection with the Offer.  The Financial Advisor was subsequently retained by the Offeror on March 30, 2013 as a non-exclusive placement agent in connection with the Offer.  In that role, the Financial Advisor provided certain advice regarding the availability and terms of potential equity financing.

Other than providing equity funding to Acorn Holdings B.V. for the consummation of the Offer through equity contributions as shareholders of Acorn Holdings B.V., such Investors did not act together with the Offeror, nor did any of them at any time control the terms of the Offer, control Acorn Holdings or the Offeror, or form the Offeror. None of such Investors would beneficially own any of the securities purchased by Offeror in the Offer.  To the Offeror’s knowledge, none of such Investors commonly provide financing in the regular course of their business, however, affiliates of such Investors are active equity investors in consumer products and other businesses.

*                                         *                                         *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2554, Paul T. Schnell (212) 735-2322 or Brian V. Breheny at (202) 371-7180.

Very truly yours,

/s/ Sean C. Doyle
Sean C. Doyle

Enclosures

cc:                                Joachim Creus, Esq.

Paul T. Schnell, Esq.

Brian V. Breheny, Esq.

June 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina E. Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated January 7, 2013 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Filing Persons (as defined below) on June 6, 2013 (File No. 5-86899).

Per your request, each of JAB Forest B.V. (“Forest”), Forest’s wholly owned subsidiary Acorn Holdings B.V. (“Acorn Holdings”), Acorn Holdings’ wholly owned subsidiary Acorn B.V. (“Acorn”) and Acorn’s wholly owned subsidiary Oak Leaf B.V. (the “Offeror” and, together with Forest, Acorn Holdings and Acorn, the “Filing Persons”) acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JAB FOREST B.V.
ACORN HOLDINGS B.V.
ACORN B.V.
OAK LEAF B.V.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: Managing Director

Annex A

8.2.1 Controlling Persons

The Offeror is a wholly owned subsidiary of Acorn, which is a wholly owned subsidiary of Acorn Holdings and Acorn Holdings is a wholly owned subsidiary of Forest, which is a wholly owned subsidiary of JAB Holdings, which is a wholly owned subsidiary of Donata BV, which is a wholly owned subsidiary of Donata SE.

Each of the Controlling Persons may be deemed to control the Offeror and beneficially own any securities acquired by the Offeror.

The Offeror and each of the Controlling Persons are members of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser Group (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

8.2.2 Management of the Controlling Persons

The name, citizenship, business address, present principal occupation or employment of each of the directors, managers and executive officers of the Offeror and each of the Controlling Persons are listed in the table below.

Executive Officers and Directors of the Offeror

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Directors of Acorn

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany

Executive Officers and Directors of Acorn Holdings

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany

Executive Officers and Directors of Forest

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Constantin Thun-Hohenstein	Managing Director	Austria	Head of accounting	Rooseveltplatz 4-5 A-1090 Vienna, Austria

Andrea Oechsler-Steinhauser	Managing Director	Germany	Head of treasury	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Directors of JAB Holdings

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Constantin Thun-Hohenstein	Managing Director	Austria	Head of accounting	Rooseveltplatz 4-5 A-1090 Vienna, Austria

Andrea	Managing	Germany	Head of treasury	Ludwig-Bertram-

Oechsler-Steinhauser	Director	Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Directors of Donata BV

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Constantin Thun-Hohenstein	Managing Director	Austria	Head of accounting	Rooseveltplatz 4-5 A-1090 Vienna, Austria

Executive Officers and Directors of Donata SE

Name	Title	Citizenship	Principal Occupation	Business address

Renate Reimann-Haas	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Wolfgang Reimann	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Stefan	Manager	Austria	Private investor and	Rooseveltplatz 4-5

Reimann-Andersen			Manager of Parentes and Donata SE	Top 10, A 1090 Vienna, Austria

Matthias Reimann-Andersen	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Executive Officers and Managers of JAB Lux

Name	Title	Citizenship	Principal Occupation	Business address

Joachim Creus	Managing Director	Belgium	General Counsel and Head of Tax, JAB	26 Boulevard Royal L-2449 Luxembourg

Markus Hopmann	Managing Director	Germany	Head of finance and treasury, JAB	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany

Executive Officers and Managers of Parentes

Name	Title	Citizenship	Principal Occupation	Business address

Renate Reimann-Haas	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Wolfgang Reimann	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Stefan Reimann-	Manager	Austria	Private investor and Manager of	Rooseveltplatz 4-5 Top 10, A 1090

Andersen			Parentes and Donata SE	Vienna, Austria

Matthias Reimann-Andersen	Manager	Austria	Private investor and Manager of Parentes and Donata SE	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Principals of JAB

Name	Title	Citizenship	Principal Occupation	Business address

Peter Harf	Partner	Germany	Partner of JAB	Rooseveltplatz 4-5 Top 10, A 1090 Vienna, Austria

Bart Becht	Partner	The Netherlands	Partner of JAB	Hillswood Drive, Hillswood Business Park Chertsey, Surrey KT 160RS

Olivier Goudet	Partner	France	Partner of JAB	2200 Pennsylvania Avenue NW Washington, DC 20037 United States of America

Definitions to be added to Section 4.1:

Donata BV	Donata Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands;

Donata SE	Donata Holding SE, an Austrian Societas Europaea;

JAB Holdings	JAB Holdings II B.V., a private limited liability company incorporated under the laws of the

Netherlands;

JAB Lux	Joh. A. Benckiser s.à r.l., a private limited liability company (Société à Responsabilité Limitée) incorporated under the laws of Luxembourg;

Parentes	Parentes Holding SE, an Austrian Societas Europaea;